Yucheng Technologies Limited’s Independent Committee Appoints Financial Advisor and Legal Counsel to Evaluate Non-binding “Going Private” Proposal

BEIJING, June 1, 2012 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT solutions to the financial services industry in China, today announced that the Independent Committee of the Company’s board of directors (the “Independent Committee”) has appointed Roth Capital Partners, LLC as its financial advisor and Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel.

As previously announced, the Company’s board of directors formed the Independent Committee to review and evaluate the May 21, 2012 non-binding proposal from its chairman and chief executive officer, Mr. Weidong Hong, to acquire all of the outstanding shares of the Company not currently owned, legally or beneficially, by Mr. Hong and companies controlled by Mr. Hong. The Independent Committee is considering Mr. Hong's proposal. The Independent Committee has not set a definitive timetable to complete its evaluation of Mr. Hong's proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, that the Independent Committee will recommend Mr. Hong's proposal or that this or any other transaction will be approved or consummated.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's banking IT solutions market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of June 1, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com